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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                          Quicksilver Resources Inc.
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                               (Name of Issuer)


                         Common Stock, $0.01 par value
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                        (Title of Class of Securities)


                                 74837R-10-4
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                                (CUSIP Number)


 Bill Lamkin, 1619 Pennsylvania Avenue, Fort Worth, Texas 76104 (817) 877-3151
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                July 15, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement.  [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
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 CUSIP No. 74837R-10-4                                    Page 1 of 6 Pages
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mercury Exploration Company
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
          WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Texas
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                          SOLE VOTING POWER
                     7
     NUMBER OF                5,808,927

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 5,808,927

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          5,808,927

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          31.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D

Item 1.   Security and Issuer.

          This Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of Quicksilver Resources Inc. ("Quicksilver"). Quicksilver is a Delaware corporation and the address of its principal executive offices is:

                    1619 Pennsylvania Avenue
                    Fort Worth, Texas 76104

Item 2.   Identity and Background.

          (a)  Name:

               Mercury Exploration Company

          (b)  Business Address:

               The address of the principal executive offices for Mercury Exploration Company is 1619 Pennsylvania Avenue, Fort Worth, Texas 76104.

          (c)  Business Purpose:

               Mercury Exploration Company is an oil and gas exploration company.

          (d)  Involvement in Certain Legal Proceedings:

               Mercury Exploration Company has not been convicted in a criminal proceeding during the previous five years. Mercury Exploration Company has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

          (e)  Citizenship:

               Mercury Exploration Company is a Texas corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

          On July 15, 1999, Mercury purchased 1,340,405 shares of Quicksilver Common Stock from Trust Company of the West ("TCW"). All of the shares were purchased with working capital for a total price of $10,897,493.

Item 4.   Purpose of Transaction.

          Mercury purchased 1,340,405 shares of Quicksilver Common Stock from TCW for investment purposes.

Item 5.   Interest in Securities of the Issuer.

          Mercury is the beneficial owner of 5,808,927 (or approximately 31.4%) of Quicksilver's outstanding shares, including the warrants mentioned below. Mercury holds the sole power to vote and dispose of all these shares.

          Mercury also holds warrants to purchase 594,000 shares of Quicksilver's Common Stock, which can be exercised prior to March 31, 2002 subject to the agreement relating to warrants described below.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          AGREEMENT AMONG STOCKHOLDERS

          Quicksilver, Mercury, Quicksilver Energy, L.C. ("QELC"), the Darden Family, and Joint Energy Development Investments Limited Partnership ("JEDI"), are parties to an Agreement Among Stockholders, dated October 15, 1999 (the "Stockholders Agreement").

          Under the Stockholders Agreement, JEDI, so long as it is a holder of Quicksilver Common Stock, has the right to elect a number of members of the Board of Directors of Quicksilver representing a percentage of the entire Board of Directors as close as possible to the percentage of outstanding shares of Quicksilver Common Stock held by JEDI, but in no case less than one. In calculating the percentage of outstanding shares of Common Stock held by JEDI, the number of shares held by JEDI used in the calculation will not exceed 1,340,405.

          In addition, each of Mercury and QELC have an obligation to provide JEDI with a proportionate right to join in any transfers of shares of Quicksilver Common Stock by Mercury or QELC, excluding 1,340,405 shares owned by Mercury.

          STOCK TRANSFER AGREEMENT

          Mercury and JEDI are parties to a Stock Transfer Agreement, dated April 9, 1998 (the "Stock Transfer Agreement"), which, subject to certain conditions, provides Mercury with the right to require JEDI to transfer a portion of the 1,340,405 shares of Quicksilver Common Stock to Mercury. Such portion is a percentage of the excess of the market value of JEDI's shares of Quicksilver Common Stock over an earn-out amount. Mercury may request the transfer (the "Transfer Election") on only one occasion prior to March 4, 2000.

          AGREEMENT REGARDING WARRANTS

          Mercury and the Darden family also entered into an agreement regarding warrants with JEDI. Mercury and the Darden family have agreed that they will not exercise their warrants to purchase Quicksilver Common Stock at $12.50 until either (1) the market value of JEDI's Quicksilver Common Stock exceeds $20,995,200; (2) JEDI no longer owns any Quicksilver Common Stock; or (3) JEDI consents to the exercise in writing.

          LOCK-UP AGREEMENT

          Mercury is a party to a Lock-Up Agreement entered into in connection with a recent public offering of Common Stock by Quicksilver which restricts Mercury's disposition of its shares of Quicksilver Common Stock for a period of 180 days following November 16, 1999.

Item 7.   Material to be Filed as Exhibits.

     - Agreement Among Stockholders, dated October 15, 1999, by and among Quicksilver Resources Inc., Mercury Exploration Company, Quicksilver Energy, L.C., Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self, and Joint Energy Development Investments Limited Partnership.

     - Stock Transfer Agreement between Mercury and Joint Energy Development Investments Limited Partnership, dated April 9, 1998 (as filed as
          Exhibit 10.8 to Quicksilver's Registration Statement on Form S-4 (SEC File No. 333-66709) and incorporated hereby by reference).

     - Agreement Regarding Warrants, dated September 1, 1998, by and among Quicksilver Resources Inc., Mercury Exploration Company, Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self, Joint Energy Development Investments Limited Partnership and Trust Company of the West (as filed as Exhibit 10.13 to Quicksilver's Registration Statement on Form S-4 (SEC File No. 333-66709) and incorporated hereby by reference).

     - Lock-Up Agreement dated October 7, 1999, among Mercury Exploration Company and Bear, Stearns & Company, Inc., Dain Rauscher Wessels, and Morgan Keegan & Company, Inc.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date:   January 21, 2000
                                                -------------------------------

                                             By: Mercury Exploration Company


                                             By:   /s/ Frank Darden
                                                -------------------------------
                                                Frank Darden

                                             Title: Chairman

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